THE ULTIMA GLOBAL MARKETS (USA), INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51950

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: The Ultima Global Markets (USA), Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

230 Park Avenue
                                                  (No. and Street)

New York	NY	10169
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Healy	212 421 7500	Michael.Healy@@theultimagm.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Weisberg, Mole', Krantz & Goldfarb LLP
                      (Name – if individual, state last, first, and middle name)

185 Crossways Park Drive	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)
12-14-2004		2107	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Michael Healy_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___The Ultima Global Markets (USA), Inc._____, as of _December 31_____, 2 _025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

_____*michael healy*_____

Title:

Chief Executive Officer_____

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

THE ULTIMA GLOBAL MARKETS (USA), INC.

DECEMBER 31, 2025

TABLE OF CONTENTS



WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholder of
The Ultima Global Markets (USA), Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of The Ultima Global Markets (USA), Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Weisberg, Mole', Krantz & Goldfarb, LLP

We have served as the Company's auditor since 2026.

Woodbury, New York
February 14, 2026

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
www.weisbergmole.com

THE ULTIMA GLOBAL MARKETS (USA), INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

Assets

Cash	$	1,571,395
Due from clearing organizations		101,439
Other assets		33,093
Total Assets	**$**	**1,705,927**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accrued expenses		239,325
Total liabilities	**$**	**239,325**

Commitments and contingencies

Shareholder's equity

Preferred stock - no par value; 500 shares authorized, none issued		11,500
Common stock - no par value; 500 shares authorized,		
187 shares issued and outstanding		
Additional paid in capital		18,500,000
Accumulated deficit		(17,044,898)
Total Stockholder's equity	**$**	**1,466,602**
Total liabilities and stockholder's equity	**$**	**1,705,927**

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

The Ultima Global Markets (USA), Inc. (the "Company") "formerly known as BCS Global Markets" is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company conducts business under the name of The Ultima Global Markets (USA), Inc. The Company is also a member of the New York Stock Exchange, LLC and the NYSE American, LLC. The Company provides brokerage and investment services as an introducing broker for U.S. institutional clients investing in Russia and the Commonwealth of Independent States. On June 29, 2016, the Company was acquired by FG BCS Limited (the "Parent").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fixed assets, net
Depreciation of computer and equipment is provided for on a straight-line basis over the estimated useful lives of such assets. Estimated useful lives of the computer and equipment are from five to seven years.

Income taxes
Income taxes are determined on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The types of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts generally relate to differences between depreciation methods used for book and tax purposes. In addition, the Company has temporary differences relating to net operating loss carryforwards.

Concentration of risk
The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash. At December 31, 2025, the Company maintained $1,321,395 in excess of FDIC insurance limits.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Revenue recognition

In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

Agency commissions

The Company earns commission revenue by acting as an agent on behalf of customers. The Company's performance obligations consist of trade execution and are satisfied on the trade date; accordingly, commission revenues are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Research fees

The Company provides research on Russian based stocks and bonds to U.S. based institutional investors. The Company is compensated and receives its fee income via payments directly from clients. The revenue is recognized at the point in time that the performance under the arrangement is completed, which is when the research is utilized by the customer and the customer advises the Company of its usage.

Trading gains (losses)

Trading gains and losses are recorded on trade date and are reported on a net basis. Trading gains and losses are comprised of changes in the fair value of financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value. Included in trading gains are net gains and losses on U.S. and foreign stocks. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Rights and obligations

The Company has no obligations for returns or refunds and offers no warranties or guarantees.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Credit Losses

The Company recognizes and measures credit losses in accordance with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

3. FIXED ASSETS, net

As of December 31, 2025, fixed assets consist of the following:

Computer and office equipment	$	68,328
Less: accumulated depreciation		(68,328)
	$	-

4. CLEARANCE AGREEMENT

The Company has entered into an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer and proprietary accounts of the Company. As part of the agreement, the clearing broker executes orders, settles contracts and transactions in securities, and engages in all cashiering functions, including the receipt, delivery, and transfer of securities purchased, sold, borrowed or loaned and the receipt and distribution of interest and principal payments. As of December 31, 2025, the balance consisted of monies held at the clearing brokers in the amount of $101,439 on the Statement of Financial Condition as Due from its clearing organization Velocity Clearing.

5. INCOME TAXES

At December 31, 2025, the Company had remaining net operating loss carryforwards ("NOL's"), which are available to offset future taxable income of approximately $7,100,000. The carryforwards resulted in a deferred tax asset of approximately $2,400,000 at December 31, 2025, for which the Company has provided a full valuation allowance due to the uncertainty about future realization of this tax benefit. The valuation allowance increased by approximately $400,000 during the year ended December 31, 2025. In the current year the Company increased the net operating loss carryforwards by approximately $1,000,000.

As a result of a change in ownership in 2017, the Company's net operating loss carryforwards are limited pursuant to section 382 of the Internal Revenue Code. As a result, the net operating loss carryforwards and the resulting deferred tax asset and valuation allowance have been reduced to reflect this limitation.

5. INCOME TAXES *(continued)*

Uncertain tax positions

The Company has adopted the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") No. 740, Income Taxes. As a result of the implementation of ASC No. 740, the Company has not recognized any respective liability for unrecognized tax benefits, as it has no known tax positions that would subject the Company to any material income tax exposure. The tax years that remain subject to examination are the periods beginning on January 1, 2022 for all major tax jurisdictions.

6. COMMITMENT AND CONTINGENCIES

In January 2023, the Company entered into a one-year lease agreement for new office space, expiring in January 2024. The Company is still working under that lease on a month to month basis.

As a regulated securities broker dealer, from time to time the Company may be involved in legal proceedings and investigations. The Company has a Letter of Acceptance, waiver, and Consent (AWC) with FINRA that is currently pending. The result of such is on the Company Balance Sheet included as a part of accrued expenses.

It should be noted that due to the military situation in the Ukraine, sanctions against Russia have affected the revenue of the firm in a negative way.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company had an accumulated deficit of $17,044,898 as of December 31, 2025.

7. OFF-BALANCE SHEET RISK

The Company may be liable for charge backs on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off balance sheet credit risk in the event the clearing broker is unable to fulfill its contractual obligations.

The Company sells securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company records these obligations, if any, in the financial statements at year-end, at fair value of the related securities and will incur a loss, if the fair value of the securities increases subsequent to year-end. At December 31, 2025, the Company had no open short positions.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $250,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2025, the Company had net capital, as defined, of $1,433,509, which exceeded the required minimum net capital of $250,000 by $1,183,509. Aggregate indebtedness at December 31, 2025, totaled $239,325. The Company's percentage of aggregate indebtedness to net capital was 16.70%.

9. REPORTABLE SEGMENTS

The Company is engaged in a single line of business as a securities broker-dealer, which provides brokerage and investment services as an introducing broker for U.S. institutional clients investing in Russia and the Commonwealth of Independent States. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies.

10.SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that have occurred since December 31, 2025, through the date of this report and determined that there are no material events that require disclosures or recognition in the Company's financial statement.